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                                TRIAD PARK, LLC
                                3055 TRIAD DRIVE
                              LIVERMORE, CA 94550

                                 April 8, 1998

Dear Triad Park Shareholders:

     As you may be aware, on April 1, 1998, Richard C. Blum & Associates, L.P. ("RCBA"), through its acquisition vehicle, TPL Acquisition, LLC ("TPL Acquisition"), commenced a cash tender offer (the "Offer") to purchase all outstanding shares of the Company at $1.80 per share. If the Offer is successful, following the completion of the Offer, the Company will eventually be merged with TPL Acquisition, with the Company being the surviving entity (the "Merger"). Upon consummation of these transactions, RCBA and its affiliates will own the entire equity interest in the Company.

     The Company's Advisory Board has unanimously agreed to express no opinion and remain neutral toward the Offer, the Merger and the other transactions contemplated by the offer. The Advisory Board has made no determination that the Offer, the Merger and the transactions contemplated by the Offer are fair and in the best interests of the Company's shareholders and is making no recommendation regarding whether the shareholders of the Company should accept the Offer and tender their shares.

     In reaching its decision, the Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other things, the Advisory Board concluded the best way to maintain competition among any potential acquirors of the Company is to remain neutral and let the potential acquirors, if any, state their best offers. This process may result in last minute offers and changes of position. The Advisory Board recommends that the shareholders keep apprised of last minute press releases by the Company and/or the potential acquirors.

     You should have already received directly from RCBA the Offer to Purchase, dated April 1, 1998, of RCBA and TPL Acquisition, together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer, provide detailed information about the transaction and include instructions as to how to tender your shares. I urge you to read those materials carefully.

     As I mentioned above, if the Offer is successful, the Company will become privately owned. Your investment and support over the years for the Company and old Triad Systems Corporation are very much appreciated. I wish you strong returns from all of your investments.

                                          Very best wishes,

                                          /S/ James R. Porter
                                          James R. Porter
                                          Vice President, 3055 Management Corp.,
                                          Manager of the Company